Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto completes Alcan Packaging divestment with closing of Alcan Beauty Packaging and Medical Flexibles transactions
5 July 2010
Rio Tinto has finished the divestment of its Alcan Packaging business with the completion of sales of its two outstanding assets. Medical Flexibles has been acquired by Amcor for US$66 million and Alcan Beauty Packaging has been acquired by Sun European Partners LLP for an undisclosed sum.
The Medical Flexibles transaction, which comprises four North American plants, recently received US Department of Justice approval. It completes Amcor’s acquisition of the Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions. The rest of the transaction was completed in February 2010 for a total consideration of US$1.948 billion.
The Beauty division employs approximately 8,000 people and operates 26 plants in 12 countries.
Separately, the Alcan Packaging Food Americas division was acquired by Bemis Company, Inc in March 2010 for a total all cash consideration of US$1.2 billion.
Rio Tinto has completed divestments in excess of $10 billion since the beginning of 2008. In 2010, the Group has completed divestments of US$3.6 billion comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions, Vickery (Coal & Allied), Maules Creek (Coal & Allied), Alcan Beauty Packaging and Alcan Medical Flexibles.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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